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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 6, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace International Holdings, Inc.
                  58-1080969

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  BK, 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 4,474,753
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,050,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  4,474,753
    With
                           10       Shared Dispositive Power
                                               7,050,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               11,525,000


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

13       Percent of Class Represented By Amount in Row (11)
                                     46.1%

14       Type of Reporting Person  (See Instructions)
                                     CO


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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Sub, Inc.
                  13-3808758

2        Check the Appropriate Box If a Member of a Group

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                       0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                        0
    With
                           10       Shared Dispositive Power
                                               7,000,247


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               7,000,247


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

13       Percent of Class Represented By Amount in Row (11)
                                     28.0%

14       Type of Reporting Person  (See Instructions)
                                     CO



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                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Marshall S. Cogan


2        Check the Appropriate Box If a Member of a Group*

                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  703,334
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                       0

    Each  Reporting        9        Sole Dispositive Power
   Person                                   703,334
    With
                           10       Shared Dispositive Power
                                             0



11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                               703,334


12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13       Percent of Class Represented By Amount in Row (11)
                                                    2.8%

14       Type of Reporting Person  (See Instructions)
                                                    IN



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     This Amendment No. 12 to Schedule 13D is filed on behalf of Trace
International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, Amendment No. 5 thereto filed on December 24, 1997, Amendment No. 6 thereto filed on March 16, 1998, Amendment No. 7 thereto filed on June 26, 1998, Amendment No. 8 thereto filed on July 21, 1998, Amendment No. 9 thereto filed on October 19, 1998, Amendment No. 10 thereto filed on November 6, 1998, and Amendment No. 11 thereto filed on November 23, 1998 and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 12 is being filed to report the extension of the exercise period for a put option whereby Trace Holdings may be obligated to purchase 308,813 shares of Common Stock of the Issuer.

     The Schedule 13D is hereby amended as follows:

ITEM 3.  Sources and Amounts of Funds or Other Consideration.

     The second paragraph of Item 3 is hereby deleted in its entirety.

ITEM 5.  Interests in Securities of the Issuer.

     The fourth paragraph of Subclause (iii) of Item 5 (a and b) of Schedule 13D is hereby amended and restated in its entirety as follows:

     As a result of the foregoing, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) a total of 11,525,000 shares of Common Stock, which represents 46.1% of the outstanding Common Stock.

     The penultimate sentence of the second paragraph of Subclause (iv) of Item 5 (a and b) of Schedule 13D is hereby amended and restated as follows:

     Mr. Cogan, by virtue of his control positions at Trace Foam
Sub and Trace Holdings, may be deemed to own beneficially (as the term is defined in Rule 13d-3) the 11,525,000 shares of Common Stock beneficially owned, directly and indirectly, by Trace Foam Sub and Trace Holdings.



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ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

     The following is added to Item 6:

     In connection with the Issuer's acquisition of Great Western, Trace Holdings entered into a put option agreement (the "Put Option") with John Rallis, a former President of the Issuer and the former owner of Great Western Foam Products Corporation. Pursuant to the Put Option, Mr. Rallis has the right and option to sell to Trace Holdings 308,813 shares of Common Stock for approximately $7.5 million, or $24.29 per share, at any time during the period commencing May 6, 1998, which expiration date was initially extended to November 6, 1998. On November 6, 1998, Mr. Rallis exercised the Put Option, which Trace Holdings was unable to satisfy; subsequently, Mr. Rallis agreed to rescind the exercise of the Put Option in exchange for the extension of the expiration date of the Put Option to March 31, 1999. A copy of the letter agreement between Trace Holdings and Mr. Rallis, dated November 6, 1998, extending the exercise date of the Put Option is filed as Exhibit T to this Schedule 13D. It is anticipated that in connection with the consummation of the Merger, Trace Holdings will pay to Mr. Rallis the difference between the amount payable to Mr. Rallis upon exercise of the Put Option and the Merger Consideration with respect to the underlying shares of Common Stock.



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ITEM 7.  Exhibits to be Filed.

     The following is added to Item 7:

EXHIBIT T      Letter Agreement between Trace International Holdings, Inc. and
               John Rallis, dated November 6, 1998.

EXHIBIT U      Letter Agreement between Trace International Holdings, Inc. and
               John Rallis, dated September 30, 1998.

EXHIBIT V Letter Agreement between Trace International Holdings, Inc. and John Rallis, dated July 21, 1998.




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 TRACE INTERNATIONAL HOLDINGS, INC.



                                 By:  /s/ Marshall S. Cogan
                                    -----------------------
                                      Name:   Marshall S. Cogan
                                      Title:  Chairman of the Board
                                              and Chief Executive Officer

Date: December 15, 1998



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              TRACE FOAM SUB, INC.



                                   By:  /s/ Marshall S. Cogan
                                      -----------------------
                                   Name:  Marshall S. Cogan
                                   Title:   Chairman of the Board
                                            and President
Date: December 15, 1998



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                        /s/ Marshall S. Cogan
                                        ---------------------
                                        Marshall S. Cogan

Date: December 15, 1998



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                                  EXHIBIT INDEX



Exhibit Number           Title
--------------           -----

99.1 Exhibit T - Letter Agreement between Trace International Holdings, Inc. and John Rallis, dated November 6, 1998.

99.2 Exhibit U - Letter Agreement between Trace International Holdings, Inc. and John Rallis, dated September 30, 1998.

99.3 Exhibit V - Letter Agreement between Trace International Holdings, Inc. and John Rallis, dated July 21, 1998.